SilverCrest Announces Best Drill Hole to Date;
8.6 Metres (True Width) at 7,873 gpt AgEq,
Newly Defined Area 118 Zone

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - November 21, 2019 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce additional expansion drill results for the Las Chispas Property (the "Property") located in Sonora, Mexico. The current drill program on the Las Chispas and Giovanni veins is designed to expand high-grade precious metal mineralization by stepping out from historic underground workings along the down plunging mineralized trend towards intact and previously unmined areas (see attached Figures). Today's release includes results for six new holes and 17 previously announced holes totaling 23 holes. Thirteen of these 23 holes establish an initial high-grade footprint for this newly defined high-grade zone within a lower horizon of the Las Chispas and Giovanni veins. Hole LC19-118 establishes a new record for the Property returning 8.6 metres grading 7,873 gpt AgEq. This result is particularly impressive given that it is the first intercept of this magnitude returned from the Las Chispas Area, and it is outside the current resource estimate (see technical report titled "Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico", dated effective May 15, 2019, as amended July 19, 2019 (the "PEA")). The PEA is available on SEDAR (www.sedar.com) and the Company's website (www.silvercrestmetals.com).

This newly defined high-grade zone has been named Area 118 zone ("Area 118") after the discovery hole LC19-118. The approximate high-grade footprint of Area 118 is 300 metres along strike by 125 metres in height and includes two adjacent and intersecting veins, Las Chispas and Giovanni. The weighted average (true width, uncut and undiluted grades) of the defined initial high-grade footprint in this zone is 1.6 metres grading 16.54 gpt gold (or "Au") and 1,837.3 gpt silver (or "Ag"), or 3,078 gpt silver equivalent ("AgEq", based on assumptions defined in table below). The weighted average of these 13 holes (see table below) is dominated by discovery hole LC19-118, and in-fill drilling is required to fully understand the estimated widths and grades of this zone. Previously, hole BA18-122 in the Babicanora Area was the best intercept on the Property returning an impressive 9.3-metre wide (true width) intercept grading 6,336 gpt AgEq (see news release date January 9, 2019). Despite a limited amount of exploration work done in Area 118 to date, these results outline the potential to delineate a new high-grade resource.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "After prioritizing in-fill drilling for the better part of 2019, our team is excited to resume focusing on resource expansion with the announcement of drill hole LC19-118. We are particularly excited that this record hole was drilled in the Las Chispas Area which until now has been a secondary priority relative to the high-grade mineralization delineated in the Babicanora Area. SilverCrest began drilling this district less than four years ago, and this recent discovery shows that there remains significant untested potential to add high-grade resources in the district. High-grade mineralization in Area 118 also suggests potential to extend the high-grade conceptual production profile as outlined in the first five years of the PEA. Given the value adding potential, we will attempt to include this work for reserve estimation in the ongoing feasibility study expected in Q2, 2020. With a substantial backlog of in-fill and expansion holes in the lab along with a 17-rig drill program, we look forward to a constant news flow on an ongoing basis."

The Las Chispas and Giovanni veins are presented together in this release. At depth, these veins appear to be within metres of each other and intersect. Hole LC19-118 appears to be within a dilating high-grade shoot (see attached Figures) which is a typical feature of epithermal veins and similar to what we see elsewhere on the Property. These high-grade dilating shoots were historically mined uptrend from this new discovery and can be visually observed today within the Company's rehabilitated underground workings. True widths of the dilating shoots are up to ten metres wide and tend to occur near vein intersections. Since the Las Chispas and Giovanni veins are near parallel and intersecting down plunge, drilling of the veins can be intercepted in the same drill hole allowing for greater efficiency as presented in the table below.

The most significant result for this release is hole LC19-118, which intersected 8.6 metres (estimated true width) grading 44.30 gpt Au and 4,551.3 gpt Ag, or 7,873 gpt AgEq. Also noteworthy is hole LC19-123 at 5.5 metres grading 3.54 gpt Au and 615.5 gpt Ag, or 881 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release within Area 118 including previously reported drill results, which helps define this zone and its weighted average grade, as follows:

Las Chispas and Giovanni Veins

Hole #*	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq** gpt	Vein
LC17-58	440.8	443.0	2.2	1.8	0.98	172.5	246	Las Chispas & Giovanni
LC-18-77	323.1	323.6	0.5	0.4	8.26	1,060.0	1,680	Giovanni
LC19-89	272.3	272.9	0.6	0.5	1.89	309.0	451	Giovanni
LC19-89	287.9	288.4	0.5	0.4	0.96	124.0	196	Las Chispas
LC19-100	294.3	295.9	1.6	1.4	6.11	795.3	1,253	Giovanni
Includes	295.4	295.9	0.5	0.4	18.80	2,440.0	3,850
LC19-100	309.7	310.2	0.5	0.4	1.93	298.0	443	Las Chispas
LC19-101	236.0	239.0	3.0	2.5	4.17	642.0	955	Las Chispas & Giovanni
Includes	236.0	238.0	2.0	1.6	4.49	708.0	1,045
LC19-105	327.0	328.5	1.5	1.3	3.25	398.0	642	Las Chispas
LC19-106	326.6	327.2	0.6	0.5	2.35	402.0	578	Giovanni
LC19-107	299.6	301.0	1.4	1.2	7.72	1,005.0	1,584	Las Chispas
LC19-107	276.8	277.3	0.5	0.4	1.03	204.0	281	Giovanni
LC19-108	293.2	294.4	1.2	0.9	2.30	366.0	539	Giovanni
LC19-108	315.0	315.7	0.7	0.5	1.05	144.0	223	Las Chispas
LC19-111	305.5	307.4	1.9	1.6	8.99	1,424.0	2,098	Giovanni
Includes	306.0	306.7	0.7	0.6	15.85	2,530.0	3,719
LC19-117	288.9	289.5	0.6	0.4	26.70	2,900.0	4,903	Las Chispas
LC19-118	303.7	314.4	10.8	8.6	44.30	4,551.3	7,873	Las Chispas & Giovanni
Includes	310.3	312.3	2.1	1.7	213.66	21,670.8	37,695
LC19-123	281.8	282.4	0.6	0.5	2.63	452.0	649	Giovanni
LC19-123	300.6	307.5	6.8	5.5	3.54	615.5	881	Las Chispas
Includes	306.3	307.5	1.2	0.9	12.69	2,254.8	3,207
Weighted Average			2.0	1.6	16.54	1,837.3	3,078

Note: All numbers are rounded. Based on a cutoff grade of 150 gpt AgEq.

*Holes consist of 10 previously announced holes before declaring the newly defined Area 118 zone and three newly announced holes (LC19-117, 118 and 123) above cutoff grade. A total of 13 holes used for the newly defined high-grade footprint.

**AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Three new holes, LC19-110, 116 and 119,  intersected veining in Area 118, but were below the Company's cutoff grade of 150 gpt AgEq. Seven previously announced holes in the newly defined Area 118 that were below cutoff grade are LC17-52, LC18-76, LC19-84, 91, 93, 98, and 104. Holes LC19-109, 112 to 115, and LC19-120 to 122 are off trend of Area 118 and will reported separately in due course.

Historically, the Las Chispas Vein had the largest recorded production in the district with approximately 40 million ounce of silver and 200,000 to 300,000 ounces of gold. Historic grade from various public domain references is estimated for gold at 15 gpt and silver at 1,700 gpt,  or 2,825 gpt AgEq. A majority of historic production for the Las Chispas Vein occurred between 1880 to 1920 on 10 levels, every 100 feet in depth with over 10 kilometres in development. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves; and the Company is not treating the historical estimate as current mineral resources or mineral reserves.

SilverCrest rehabilitated over 80% of these working between spring 2016 to fall of 2018 (see attached Figures). During the Company's rehabilitation, mapping and over 7,000 underground samples were analyzed. This detailed work gave the Company a unique understanding of the district's mineralized system for high-grade exploration targeting including the recent down plunge discovery leading to multi-kilogram per tonne drill hole intercepts. The lower 800' to 900' (feet from surface) levels of the mined area showed discrete high-grade zones with massive argentite and rarely seen crystalline pyrargyrite, both silver sulfides.

The Company believes that Area 118 is similar to what was historically mined on the lower historic levels, which is also supported by similar average grades and the vibrant pyrargyrite crystals and argentite that can be seen in the core (see attached Figures). The Las Chispas Vein currently has an inferred resource of 171,000 tonnes grading 520 gpt AgEq for 2.86 million ounces AgEq and the adjacent Giovanni Vein, which was not historically mined, has an inferred resource of 686,600 tonnes grading 349 gpt AgEq for 7.7 million ounces AgEq. Please refer to the PEA for detailed results.

There are currently 17 core drills operating at Las Chispas; 16 surface and one underground. This includes 12 rigs completing in-fill and known vein expansion holes in the Babicanora Area, and four rigs working on new vein targets in the Las Chispas Area. Approximately 75 holes for 25,000 metres remain to be completed for 2019, of which 20 to 25 holes (6,000 metres) are for the Las Chispas Area veins. An updated resource estimate, potentially including Area 118, is expected in Q2, 2020, along with the results of the ongoing feasibility study for the project.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs of the Las Chispas Property, including construction of the Area 51 decline, metallurgical test, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company's resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

A'
B'
A
B
C & D
C' & D'
William Tell Vein
Luigi Vein
Las Chispas Vein
Giovanni Vein
La Blanquita Vein
Ban FW Vein
Ban HW
Babicanora Norte Vein
Babicanora FW Vein
Babicanora HW Vein
Babicanora Vein
Babi Sur HW Vein
Babi Sur Vein
Granaditas Vein
Unnamed Vein
Varela 1 Vein
Varela 2 Vein
El Muerto Vein
La Bertina Vein
Chiltepin 1 Vein
Chiltepin 2 Vein
Chiltepin 3 Vein
Chiltepin 4 Vein
El Cumaro Vein
El Carmen Vein
Espiritu Santo Vein
Flo Vein
La Victoria Vein
Granaditas Dos Vein
Ranch 2 Vein
LAS CHISPAS

Area 118
A'
B'
A
B
C & D
C' & D'
William Tell Vein
Luigi Vein
Las Chispas Vein
Giovanni Vein
La Blanquita Vein
Ban FW Vein
Unnamed Vein
Varela 1 Vein
Varela 2 Vein
El Muerto Vein
La Bertina Vein
Chiltepin 1 Vein
Chiltepin 2 Vein
Chiltepin 3 Vein
Chiltepin 4 Vein
El Cumaro Vein
El Carmen Vein
Espiritu Santo Vein

SilverCrest Metals Inc.

Figure 1: Las Chispas Area Plan Map with Area 118
November 2019

SILVERCREST Metals Inc.

A'
A
SOUTH MINE
surface
OPEN
OPEN
OPEN
OPEN
Insert – Area 118
LCU HOLES
LCU HOLES
122
121
120
124
129
126
131
130
76
77
104
101
117
116
107
89
123
118
100
105
108
132
110
127
112
109
84
91A
58
125
113
52
106
111
128
119
93
98
900masl
0m
100m
200m

D'
D
La Blanquita HW Vein
Las Chispas Vein
La Blanquita Vein
Giovanni Vein
Las Chispas Area 3D Looking NW
0m
200m

LC19-118: 8.6m @ 7,873 gpt AgEq*

AgEq (gpt) Blocks

- < 150
- 150 - 300
- 300 - 500
- 500 - 1000
- 1000 - 2000
- 2000 – 5000
- > 5000

*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.

Legend (Nov. 2019)

- Current NR Reported DH
- Currently Drilling
- Proposed DH
- Assays Pending
- Completed DH Pierce pt.
- High-grade Footprint
- Feb. 8, 2019 AgEq Computer Gen. Block Model
- Drill hole # / True Width, gpt AgEq*

Figure 2: Long Section (Inclined) of Las Chispas Vein
Looking Northeast (Historic Workings in Pink)

Long Section (Inclined) of Giovanni Vein
Looking Northeast

B'
B
surface
OPEN
Insert – Area 118
OPEN
OPEN
OPEN
850masl
LCU HOLES
LCU HOLES
122
121
120
131
124
126
129
130
76
117
116
104
110
77
101
105
108
89
123
118
132
127
107
100
106
111
112
109
113
119
84
52
91A
128
125
93
102
98
0m
100m
200m

D'
D
Surface
La Blanquita HW Vein
Las Chispas Vein
La Blanquita Vein
Giovanni Vein
Las Chispas Area 3D Looking NW
0m
200m

LC19-111: 1.6m @ 2,098 gpt AgEq*

AgEq (gpt) Blocks
- < 150
- 150 - 300
- 300 - 500
- 500 - 1000
- 1000 - 2000
- 2000 – 5000
- > 5000

*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.

Legend (Nov. 2019)
- Current NR Reported DH
- Currently Drilling
- Proposed DH
- Assays Pending
- Completed DH Pierce pt.
- High-grade Footprint
- Feb. 8, 2019 AgEq Computer Gen. Block Model
- 101 / 2.4, 955 — Drill hole # / True Width, gpt AgEq*

Figure 3: Long Section (Inclined) of Giovanni Vein
Looking Northeast

Long Section (Inclined) of Area 118
Looking Northeast (Insert)

SILVERCREST Metals Inc.
A'
A
Resource Block Model
LC18-76
LC18-77
0.4m, 1680
LC19-104
C'
OPEN
LC19-101
2.5m, 955
LC19-117
0.4m, 4903
LC19-116
LC19-107
0.4m, 281
1.2m, 1584
LC19-89
0.5m, 451
0.4m, 196
LC19-123
0.5m, 649
5.5m, 881
LC19-118
8.6m, 7873
LC19-105
1.3m, 642
LC19-108
0.9m, 539
0.5m, 223
LC19-110
LC19-100
1.4m, 1253
0.4m, 443
900masl
LC19-91A
LC19-132
LC19-113
LC19-84
LC19-125
LC17-52
LC17-58
1.8, 246
LC19-106
0.5m, 578
LC19-127
LC19-111
1.6m, 2098
LC19-128
C
LC19-93
LC19-119
LC19-98
OPEN
AgEq (gpt) Blocks
< 150
150 - 300
300 - 500
500 - 1000
1000 - 2000
2000 – 5000
> 5000
Legend (Nov. 2019)
Current NR Reported DH
Currently Drilling
Proposed DH
Assays Pending
Completed DH Pierce pt.
High-grade Footprint
High-grade Footprints, >1000 gpt AgEq*
Feb. 8, 2019 AgEq Computer Gen. Block Model
Drill hole # (Giovanni)
Drill hole # (Las Chispas)
True Width, gpt AgEq*
Las Chispas Area 3D Looking NW
C
C'
Las Chispas Vein
LC-19-118
Dilating high-grade shoot
Giovanni Vein
0m 25m
0m 50m 100m
All information is approximate.
*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.
LC19-118: 8.6m @ 44.3 gpt Au and 4,551.3 gpt Ag, or 7,873 gpt AgEq*

Figure 4: Long Section (Inclined) of Area 118
Looking Northeast (Insert)

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1